Exhibit 99.1

NexGen Announces Voting Results and Election of Directors from Annual Meeting of Shareholders

VANCOUVER, BC, June 11, 2021 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE MKT: NXE) is pleased to announce the voting results from all business items considered at its Annual Meeting of Shareholders ("Meeting"), held on June 10, 2021. All matters of business were passed, and all nine director nominees were elected representing a total of 238,833,198 or 50.74% of the Company's outstanding shares. The details of the proxy voting for directors are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Leigh Curyer	202,844,997	99.94%	127,467	0.06%
Christopher McFadden	188,910,590	93.07%	14,061,874	6.93%
Richard Patricio	142,312,647	70.11%	60,659,817	29.89%
Trevor Thiele	190,853,953	94.03%	12,118,511	5.97%
Warren Gilman	144,454,289	71.17%	58,518,175	28.83%
Sybil Veenman	200,534,861	98.80%	2,437,603	1.20%
Karri Howlett	202,551,613	99.79%	420,851	0.21%
Brad Wall	197,784,135	97.44%	5,188,329	2.56%
Don Roberts	195,151,199	96.15%	7,821,265	3.85%

Detailed voting results for all matters considered at the meeting will be available on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on developing the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada into production. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8. Arrow's development is supported by a NI 43-101 compliant Feasibility Study which outlines industry leading 'next generation' designs implementing elite environmental performance as well as industry leading strong economics.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property, the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 11, 2020 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2021/11/c2246.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 18:18e 11-JUN-21